Exhibit No. 11
THE PROGRESSIVE CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(millions — except per share amounts)

	2006		2005		2004
		Per		Per		Per
Years Ended December 31,	Amount	Share	Amount	Share	Amount	Share

Basic:
Net income	$1,647.5	$2.13	$1,393.9	$1.77	$1,648.7	$1.94

Average shares outstanding	774.3		787.7		851.5

Diluted:
Net income	$1,647.5	$2.10	$1,393.9	$1.74	$1,648.7	$1.91

Average shares outstanding	774.3		787.7		851.5
Net effect of dilutive stock-based compensation	9.5		11.6		13.3

Total	783.8		799.3		864.8

All share and per share amounts have been adjusted for the May 18, 2006, 4-for-1 stock split.